FUNDTECH LTD.
12 Ha’hilazon Street, 5th Floor
Ramat-Gan, Israel

November 20, 2009

Dear Shareholder:

You are cordially invited to attend the 2009 Annual Meeting of Shareholders of Fundtech Ltd. (the “Company”) on December 22, 2009 (the “Annual Meeting”), at 9:00 a.m., local time, at the Company’s offices at 30 Montgomery Street, Ste. 501, Jersey City, NJ 07302 USA.  We look forward to greeting those of you who can attend the Annual Meeting.

Holders of the Company’s Ordinary Shares are being asked to vote on the matters listed in the enclosed Notice of Annual Meeting of Shareholders (the “Notice”).  The Company’s Board of Directors recommends a vote “FOR” all of the matters set forth in the Notice.

Whether or not you plan to attend the Annual Meeting, it is important that your Ordinary Shares be represented and voted at the Annual Meeting.  Accordingly, after reading the enclosed Notice and the accompanying Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided.

At the Annual Meeting, representatives of the Board of Directors and management will be pleased to respond to any questions you may have.

Your cooperation is appreciated.

                                                 Very truly yours,

                                                 Avi Fischer
                                                 Chairman of the Board

FUNDTECH LTD.
12 Ha’hilazon Street, 5th Floor
Ramat-Gan, Israel

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To the Shareholders

of Fundtech Ltd.:

The 2009 Annual Meeting of Shareholders (the “Annual Meeting”) of Fundtech Ltd. (“Fundtech” or the “Company”) will be held at the Company’s offices, located at 30 Montgomery Street, Ste. 501, Jersey City, NJ 07302 USA, on December 22, 2009 at 9:00 a.m. local time, for the following purposes:

1.           To elect seven (7) nominees to the Board of Directors of the Company (such nominees collectively, the “Panel”), each nominee individually to serve until his or her respective successor is elected and qualified at the next annual meeting of the shareholders, subject to the following: the Panel of seven does not include Robert Cobuzzi and Gerald Dogon, who were elected as external directors pursuant to the Israeli Companies Law, 5759-1999, as amended, at the 2007 annual meeting and will continue to serve out their respective three (3) year terms (until the 2010 annual meeting) as external directors of the Company and who are not subject to re-election at this Annual Meeting. (“Proposal 1”)

2.           To approve cash compensation to be paid to non-employee directors, including to the external directors, of the Company. (“Proposal 2”)

3.           To approve the grant to non-employee directors of the Company, including to the Company’s external directors, of restricted Ordinary Shares of the Company. (“Proposal 3”)

4.           To approve the compensation payable to the Chief Executive Officer of the Company, who also serves as a director of the Company. (“Proposal 4”)

5.           To approve the payment of certain consulting fees to a non-employee director of the Company. (“Proposal 5”)

6.           To approve the appointment of Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu, Independent Registered Public Accounting Firm, as auditors for Fundtech for fiscal year 2009 and to authorize the Audit Committee of the Board of Directors of the Company to set the remuneration for such auditors. (“Proposal 6”)

7.           To act upon such other matters as may properly come before the Annual Meeting or any adjournment or adjournments thereof.

Only shareholders of record as of November 19, 2009 are entitled to receive official notice of and to vote at the Annual Meeting.

The Annual Meeting shall include a general discussion with respect to the financial statements contained in the Company’s Annual Report for the fiscal year ended December 31, 2008.

WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING AND REGARDLESS OF THE NUMBER OF ORDINARY SHARES YOU OWN, YOU ARE REQUESTED TO FILL IN, DATE AND SIGN THE ENCLOSED PROXY, WHICH IS SOLICITED BY THE BOARD OF DIRECTORS OF THE COMPANY, AND TO MAIL IT PROMPTLY IN THE ACCOMPANYING ENVELOPE.

You may revoke your proxy by filing with the Secretary of the Company a signed notice of revocation, by submitting a proxy bearing a later date at any time prior to the time it is voted or by attending the Annual Meeting and voting in person.

Beneficial owners who hold their shares through members of the Tel Aviv Stock Exchange (the “TASE”) may either vote their shares in person at the Meeting, by presenting an ownership certificate issued and signed by a member of the TASE (the “Certificate”), which complies with the Israeli Companies Regulations (Proof of Ownership for Voting in General Meetings – 2000), or send the Certificate along with a duly executed proxy to the Company's offices at 12 Ha’Hilazon Street, 5th Floor, Ramat-Gan, Israel, Attn: Reuven Ben-Menachem, CEO.

             By Order of the Board of Directors,

             Joseph J. Aulenti
             Executive Vice President, General Counsel and Secretary

Ramat-Gan, Israel
November 20, 2009

2

FUNDTECH LTD.
12 Ha’Hilazon Street, 5th Floor
Ramat-Gan, Israel

____________________

PROXY STATEMENT

____________________

General Information

This Proxy Statement is furnished in connection with the solicitation by the Board of Directors of Fundtech Ltd., an Israeli company (“Fundtech” or the “Company”), of proxies to be voted at the Annual Meeting of Shareholders of the Company to be held on December 22, 2009, at 9:00 a.m. local time, at the Company’s offices located at 30 Montgomery Street, Ste. 501, Jersey City, NJ 07302 USA and at any adjournment or adjournments thereof (the “Annual Meeting”).  This Proxy Statement is being furnished to holders of ordinary shares, nominal value NIS 0.01 per share (“Ordinary Shares”), of record at the close of business on November 19, 2009 (the “Record Date”).

Proxies for use at the Annual Meeting are being solicited by the Board of Directors.  All of the expenses involved in preparing, assembling and mailing this Proxy Statement and the accompanying materials will be paid by the Company.  In addition to solicitation by mail, directors, officers and regular employees of the Company may solicit proxies by telephone, telegram, e-mail or by personal interviews.  Such persons will receive no additional compensation for such services.  The Company will reimburse brokers and certain other persons for their charges and expenses in forwarding proxy materials to the beneficial owners of Ordinary Shares.

Gil Weiser, a director, Joseph J. Aulenti, Executive Vice President, General Counsel and Secretary, and Eran Perry, Vice President of Finance, have each been selected as proxies by the Board of Directors of the Company with respect to the matters to be voted upon at the Annual Meeting.

All Ordinary Shares represented by properly executed proxies received at least twenty-four (24) hours prior to the Annual Meeting and not revoked prior to the Annual Meeting in accordance with the procedure therefor, will be voted as specified in the instructions indicated in such proxies.  If no instructions are indicated, such proxies will be voted in accordance with the recommendations of the Board of Directors with respect to the proposals described in this Proxy Statement and in the discretion of one of the persons named in the proxy on such other matters as may properly come before the Annual Meeting.

A shareholder may revoke his, her or its proxy at any time prior to use of such proxy by delivering to the Secretary of the Company a signed notice of revocation or a later dated and signed proxy, or by attending the Annual Meeting and voting in person.  Attendance at the Annual Meeting will not in itself constitute the revocation of the proxy.

A form of proxy for use at the Annual Meeting and return envelope for the proxy are enclosed.  This Proxy Statement and the accompanying proxy and ancillary documents are being furnished to shareholders on or about November 20, 2009.

Shareholders Entitled to Vote

Shareholders of record owning Ordinary Shares on the Record Date are entitled to receive notice of and to vote at the Annual Meeting with each Ordinary Share entitled to one vote on each matter submitted to shareholders for consideration at the Annual Meeting.

Quorum; Required Vote

The presence, in person or by proxy, of at least two holders of record holding at least 33.3% of the issued and outstanding Ordinary Shares entitled to vote at the Annual Meeting is necessary to constitute a quorum and is necessary to hold the Annual Meeting.  If within one-half hour from the time appointed for the Annual Meeting, a quorum is not present, the Annual Meeting shall be adjourned to the same day, in the following week, at the same hour and at the same place, unless such day shall fall on a statutory holiday (either in Israel or in the United States), in which case the Annual Meeting will be adjourned to the first business day which follows such statutory holiday. If at the adjourned Annual Meeting there is no quorum, then any two shareholders, personally present, or represented by proxy, shall constitute a quorum and shall be entitled to consider and decide on the matters for which the Annual Meeting was called.

The affirmative vote of the holders of a majority of the Ordinary Shares present in person or represented by proxy at the Annual Meeting and voting thereon is required for the approval of each of the proposals set forth in this Proxy Statement.

On each matter submitted to shareholders for consideration at the Annual Meeting, only Ordinary Shares that are voted in favor of such matter will be counted towards approval of such matter.  Holders of Ordinary Shares that are present at the Annual Meeting but do not vote for a particular matter or holders of Ordinary Shares represented by proxy where the shareholder properly withheld authority to vote for such matter (including broker non-votes) will not be counted toward approval of such matter.

A broker non-vote occurs when a nominee holding Ordinary Shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions from the beneficial owner. On all matters considered at the Annual Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although the underlying Ordinary Shares will be counted as present in determining whether a quorum is present.

PROPOSAL 1 – ELECTION OF DIRECTORS

The Articles of Association of the Company provide that our Board of Directors shall be composed of between five and nine directors.  Our Board of Directors has formed a Nominating Committee which is charged with the duty to evaluate candidates for positions on the Board of Directors.  At this time, based on the recommendation of the Nominating Committee, the Board of Directors is recommending the seven persons set forth below to serve as directors of the Company in addition to Robert Cobuzzi and Gerald Dogon, current external directors of the Company under the Israeli Companies Law, 5759-1999, as amended (the "Companies Law"), who are not subject to reelection at this Annual Meeting and who shall serve until the expiration of their terms ending on the date of the 2010 annual meeting of the shareholders.  All of the nominees currently serve as directors of the Company and, if elected by the shareholders, shall serve as directors until the close of the next annual meeting.

Each of the nominees has consented to being named in this Proxy Statement and the Company is not aware of any reason why such person will not serve as a director if elected.  Information on each nominee is set forth below.  The information is based upon the records of the Company and information provided by each nominee.  If at the time of the Annual Meeting, however, any of the below-named nominees should be unable or decline to serve as a director, the persons named as proxies herein will vote for such substitute nominee or nominees as the Board of Directors recommends, or will vote to allow the vacancy created thereby to remain open until filled by the Board of Directors.

INFORMATION CONCERNING DIRECTORS AND NOMINEES

Nominees To Serve As Directors For a One Year Term Until the 2010 Annual Meeting of Shareholders:

The following table lists the name, age and positions with the Company of each of the nominees for election at the Annual Meeting and the month and year in which each such nominee was first elected as a director of the Company:

Name	Age	Position with the Company	Served as Director Since

Avi Fischer	53	Director and Chairman of the Board	February 2009

Gideon Argov	53	Director and Vice Chairman of the Board	July 2003

Reuven Ben Menachem	49	Director and Chief Executive Officer	April 1993

Yaffa Krindel	55	Director	February 2004

Stanley Stern	52	Director	July 2003

Gil Weiser	68	Director	July 2000

Peter Radcliffe	59	Director	December 2008

Biographical Information Concerning Current Director Nominees:

Avi Fischer was elected to serve as Chairman of the Board of Directors of Fundtech on February 17, 2009.  Since June 2003, Mr. Fischer has served as Co-Chief Executive Officer of Clal Industries and Investments (CII), a conglomerate that divides its investments into three distinct segments: core industrial holdings, venture capital, and biotechnology.  He also serves as the Deputy Chairman of IDB Group in the Bio-Tech sector.  IDB Group is one of Israel’s largest holding companies.  Prior to and for a period of time after joining CII, from January 1999 to December 2004, Mr. Fischer was a managing partner of Fischer Behar Chen Well Orion & Co., one of Israel’s leading law firms.  Mr. Fischer is a co-founder of the Ganden Group, a leading holding concern with interests in real estate, tourism and aviation.  Mr. Fischer currently serves on the boards of numerous Israeli companies, including: Ganden Holdings Ltd., Ganden Tourism and Aviation, which are private companies, and on the boards of the following publicly traded companies: Clal Biotech Ltd. (TASE: CBI), Makhteshim Agan Industries Ltd. (TASE: MAIN), Koor Industries Ltd. (TASE: KOR), American Israeli Paper Mills Ltd. (TASE & AMEX: AIPM) Elron Ltd. (TASE & NASDAQ: ELRN) and GVT Brazil (BOVESPA: GVTT3). In addition, Mr. Fischer also serves as the Co-Chairman of “Matan – Your Way to Give”, Israel’s largest philanthropy organization.  He is a Lieutenant Colonel (reserves) in the armored corps of the I.D.F.  Mr. Fischer earned an L.L.B. from Tel-Aviv University and was a faculty member at the Tel-Aviv University Law School in 1983.

Gideon Argov was elected Vice-Chairman of the Board of Directors on February 17, 2009.  Prior to such time, Mr. Argov served as Chairman of our Board of Directors, commencing in July 2003. Mr. Argov currently serves as President and Chief Executive Officer of Entegris, Inc., a materials integrity management leader in high technology. From 2001 to November 2004, he was the Managing Director, Operations of Parthenon Capital, a private equity partnership based in Boston, Massachusetts. Prior to joining Parthenon Capital, between 1991 and 2000, Mr. Argov served as Chairman, CEO and President of Kollmorgen Corporation, a global leader in industrial automation specializing in electronic motion control and servo systems, located in Waltham, Massachusetts. Presently, he serves on the boards of Entegris, Inc., Interline Brands, Inc. and X-Rite Inc. Mr. Argov earned an M.B.A. from Stanford University, as well as a B.A. in Economics from Harvard University.

Reuven BenMenachem , a co-founder of Fundtech, has served as the Chief Executive Officer and as a director of the Company since its inception in April 1993. He served as Chairman of the Board of Directors of the Company from August 1998 to July 2003. Before founding the Company, Mr. Ben Menachem was employed at Logica Data Architects, a funds transfer software provider located in Waltham, Massachusetts from 1986 until 1992, most recently as a Technical Director and a Product Manager. From January 1984 until June 1986, Mr. Ben Menachem served as Director of Banking Systems at Manof Communications Systems, a middleware software provider located in Tel Aviv, Israel. Prior to joining Manof, Mr. Ben Menachem served as a senior programmer/analyst in the Israeli Air Force.

Yaffa Krindel has served as a director since February 2004. She currently serves as a General Partner of Tamarix Ventures, a new Cleantech venture capital fund located in Herzliya, Israel. From 1997 she served as a Managing Partner and an Investment Partner in the Herzliya office of STAR Ventures, a private venture capital partnership headquartered in Munich, Germany. Before joining STAR Ventures, between 1992 and 1996, Ms. Krindel served as CFO and VP Finance of Lannet Data Communications Ltd., then a publicly traded company on NASDAQ (now part of Avaya Inc. - NYSE: AV), a leader in data communication systems for the enterprise market, then located in Tel Aviv. From 1993 to 1997 she served as CFO and director of BreezeCOM Ltd. (now part of Alvarion Ltd. - NASDAQ: ALVR), a leading provider of innovative wireless broadband network solutions headquartered in Tel Aviv. Prior to joining

Lannet, Ms. Krindel held several executive positions in companies and banks in Israel. Ms. Krindel currently serves on the boards of Syneron Medical (ELOS) and Voltaire (VOLT), which are publicly traded companies, and on the boards of the following private companies: Siano Mobile Silicon Inc., and OrSense Ltd. Ms. Krindel has earned an M.B.A. from Tel Aviv University and a B.A. in Economics and Japanese Studies from the Hebrew University in Jerusalem.

Stanley Stern has served as a director of Fundtech since July 2003. Since 2004, Mr. Stern has served as Head of Investment Banking of Oppenheimer & Co. Inc. in New York, New York. Prior to joining Oppenheimer & Co. Inc., Mr. Stern served as the Head of Investment Banking of C.E. Unterberg, Towbin in New York, New York from 2002 to 2004. Prior to joining C.E. Unterberg, Towbin, from 2000 to 2003, Mr. Stern served as Managing Director of the U.S.A. and a member of the Board of Directors and Investment Committee for STI Ventures, a global venture capital firm. From 1981 to 2000, he was a partner with Oppenheimer & Co., Inc. and CIBC/Oppenheimer in a number of roles including Head of Technology Investment Banking. He serves as Chairman of the board of Tucows, Inc. Mr. Stern has earned degrees from Harvard University Graduate School of Business and City University of New York.

Gil Weiser has served as a director of Fundtech since July 2000 and has served as director and chairman of the executive committee to BBP, the Company's Swiss subsidiary from 2001 to 2006. Mr. Weiser presently serves as the CEO of Orsus Solutions since August 2006. He serves as director of various boards and has other affiliations with a number of other Israeli high-tech companies. Mr. Weiser served as a director of the Tel Aviv Stock Exchange from 2002 to 2004. He served as the Vice Chairman of Orama, an Israeli/U.S. merchant bank from 2000 to 2001. From 1976 until 1993, Mr. Weiser served as Managing Director of Digital Israel, a wholly owned subsidiary of Digital Equipment Corporation located in Herzliya. From 1993 until 1995, Mr. Weiser served as President and Chief Executive Officer of Fibronics International Inc., a worldwide provider of network solutions located in Haifa, Israel. From early 1995 until the spring of 2000, Mr. Weiser served as the Managing Director of Hewlett Packard (Israel) located in Tel Aviv and CMS - distributor of Hewlett Packard products and services. Mr. Weiser has and continues to hold significant public positions. He has served as Chairman of the Multinational Companies Forum and Vice Chairman of the Israeli Management Center and as Chairman of the Executive Board of Haifa University from 1994 to 2006. Mr. Weiser earned a B.S.E.E. in Electrical Engineering from the Technion in Haifa as well as an M.S.E.E. in Electronics Computer Sciences from the University of Minnesota.

Peter Radcliffe was elected to serve as a director of Fundtech on December 20, 2008. Mr. Radcliffe is currently providing consulting services as Executive Chairman of Accountis Limited, a UK private company specializing in Electronic Invoice Presentment and Payment, acquired by Fundtech in February 2008. Mr. Radcliffe serves on the boards of several companies, Monitise, the provider of mobile banking on cell phones and Finance Wales the main Venture Capital provider of Wales. Mr. Radcliffe was the Global Head of ATM Channel Management, NCR, 1999 to 2004. From 1993 to 1997 he worked for First Data Corporation, initially as Director of Operations and Business Development Europe, before promotion to MD Asia Pacific based in Hong Kong. Between 1990 and 1993 he was Director of Banking and Money Transmission at the just demutualised bank Abbey National (now part of Santander). Mr. Radcliffe is a Fellow of the Chartered Institute of Bankers.

Continuing Directors Not Subject to Election at 2009 Annual Meeting of Shareholders:

The following table lists the name, age and positions with the Company of each of the continuing directors of the Company who are not subject to election at the Annual Meeting, and the month and year in which each director was first elected:

Name	Age	Position with the Company	Served as Director Since

Robert Cobuzzi	68	External Director	December 2007

Gerald Dogon	70	External Director	December 2007

Biographical Information Concerning Continuing Directors Not Subject to Election at the 2009 Annual Meeting:

Robert Cobuzzi has served as a director of Fundtech since December 2007. Since 2006, Mr. Cobuzzi has served as a member of the Board of Directors of Economic Development Industrial Corporation. Prior to joining the Board of Directors of Economic Development Industrial Corporation, from 2002 until 2006, Mr. Cobuzzi served as the Chief Financial Officer of Akamai Technologies Inc., a multi-million dollar global provider of software services for accelerating and improving the delivery of content and business processes over the Internet, located in Cambridge, Massachusetts. From 2000 to 2002, Mr. Cobuzzi served as the Executive Vice President and Chief Financial Officer of Network Plus Corporation, located in Massachusetts, a network-based communications provider offering broadband data telecommunications and data hosting services to small and medium-sized businesses from New Hampshire to Florida. Prior to 2002, he served as Senior Vice President, and Chief Financial Officer of Kollmorgen Corporation, a global leader in high-performance electronic equipment, systems software from 1991 to 2000. Mr. Cobuzzi also served on the Board of Directors of Kollmorgen Corporation. He has holds degrees from Northeastern University and Bentley College of Massachusetts.

Gerald Dogon has served as a director of Fundtech since December 2007. Mr. Dogon served as the Executive Vice President, Chief Financial Officer and a member of the Board of Directors of DSP Communications Inc. DSP is a leading developer of chip sets and products for cellular, personal communication services (PCS), and wireless local loop (WLL) markets, headquartered in Cupertino, California from 1994 to 1999. DSP was acquired by Intel Corp. in 2000. Prior to joining DSP, Mr. Dogon served as the Director of Finance of Nilit Ltd., a privately held company manufacturing Nylon, Polyamide fibers from 1992 to 1994. From 1991 until 1992, he served as the Vice President of Finance and Director of Mul T Lock Ltd., Yavne, Israel, manufacturers of high security products. Prior to joining Mul T Lock Ltd., Mr. Dogon served as Manager of the International Division of Israel General Bank Ltd., a commercial bank in Tel-Aviv, Israel from 1989 to 1991. Mr. Dogon served as a member of the Board of Directors and Chairman of the Audit Committee of Contahal Ltd. and Nogatech Inc in addition to serving as a member of the Investment and Nomination Committees of Scailex Corporation from 1993 to 2006. He currently is a member of the Boards of Directors of Rosetta Genomics Ltd. and serves as the Chairman of the Audit Committee and a member of the Compensation and Nomination Committees of Rosetta Genomics Ltd. from 2007 to present. Mr. Dogon holds degrees from Columbia University and University of Cape Town.

Alternate Directors

As permitted under the Companies Law, the Articles of Association of the Company provide that a director may, by written notice to the Company, appoint any individual to serve as an alternate director, so long as such individual does not already serve as a director or alternate director of the Company.  Any alternate director will have all of the rights and obligations of the director who appoints him or her.  The alternate director may not act at any meeting at which the director who appoints him or her is present.  Unless the time period or scope of any such appointment is limited by the written instrument appointing him or her, the appointment will be effective for all purposes and for an indefinite period. All appointments expire upon the expiration of the term of the appointing director.

Delegation of Power

Subject to the limitations set forth in the Companies Law, the Articles of Association of the Company provide that the Board of Directors may delegate any or all of its powers, authorities and responsibilities to any committee consisting of such members of the Board of Directors as the Board of Directors may, from time to time, deem appropriate to the full extent permitted under the Companies Law.

External Directors

Under the Companies Law and our Articles, for so long as we are a Public Company (as defined under the Companies Law), we are required to maintain at least two external directors on our Board of Directors, at least one of whom must possess Accounting and Financial Expertise (as defined under the Companies Law).  Under the Companies Law, a person may not be appointed as an external director if the person or the person’s relative, partner, employer or any entity under such person’s control, has, as of the date of the person’s election as an external director, or had, during the two years preceding such election, any affiliation with the Company or with any person or entity controlling the Company or any entity controlled by the Company or by the controlling entity.  The term “affiliation” includes:

•	an employment relationship;

•	business or professional relationship maintained on a regular basis;

•	control; and

•	service as an office holder.

A person may not serve as an external director if the person’s other duties or responsibilities create, or may create, a conflict of interest with the person’s responsibilities as an external director or may adversely impact such person’s ability to serve as an external director.  Robert Cobuzzi and Gerald Dogon currently serve as our external directors and are not subject to reelection at this Annual Meeting.

Independent Directors

The Company’s Ordinary Shares are listed for quotation on the NASDAQ Global Market and are subject to the rules of the NASDAQ Global Market applicable to listed companies. Under the NASDAQ rules, the Company's Board of Directors is required to include a sufficient number of independent directors for them to constitute a majority of the members of the Board of Directors. The independence standard under the NASDAQ rules excludes, among other disqualifying relationships, any person's (i) serving as an officer or employee of the Company or its subsidiaries, or (ii) possessing a relationship with the Company that the Board of Directors believes would interfere with such individual’s independent judgment as a director.  Additional circumstances that preclude an individual from serving as an independent director are set forth in the NASDAQ rules, including, with certain limited exceptions, receipt by a director or his/her immediate family member of compensation from the Company in excess of $120,000 per annum.  Our Board of Directors has affirmatively determined that each of Avi Fischer, Gideon Argov,

Robert Cobuzzi, Gerald Dogon, Stanley Stern, Yaffa Krindel, and Gil Weiser qualify as independent directors and meet the independence standards set forth in the NASDAQ rules.

The affirmative vote of the holders of a majority of the Ordinary Shares present in person or represented by proxy at the Annual Meeting and voting thereon is required to approve the election of each of the nominees as directors of the Company.

RECOMMENDATION: THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE PROPOSAL TO ELECT EACH OF THE NOMINEES AS DIRECTORS OF THE COMPANY.

PROPOSAL 2 - APPROVAL OF THE CASH COMPENSATION TO BE PAID TO NON-EMPLOYEE DIRECTORS OF THE COMPANY, SUBJECT TO THEIR PARTICIPATION IN CERTAIN MEETINGS OF THE BOARD OF DIRECTORS OF THE COMPANY AND COMMITTEES THEREOF

The Company's success depends to a significant extent on the on the overall past, present and future performance of its non-employee directors and on their participation in meetings of the Board of Directors and its committees. In recognition of the importance of such participation, the Board of Directors and the Compensation and Audit Committees thereof have approved and recommended, subject to the approval of the shareholders of the Company, that all non-employee directors of the Company, serving as of the date of the Annual Meeting or as of any future date, shall receive an annual retainer of $19,000, payable on a quarterly basis, effective as of the year that commenced on January 1, 2009 and for all future years. In addition, the Vice Chairman of the Board of Directors and Chairman of the Audit Committee shall be entitled to an additional annual payment of $3,500, payable on a quarterly basis, and the chairman of each other committee of the Board of Directors (provided that such chairman is not an external director) shall be entitled to an additional annual payment of $2,000 payable on a quarterly basis.  In addition, each director shall be paid a meeting fee for attendance at each meeting of either the Board of Directors or of any Committee thereof. The fee for in-person attendance at any such meeting shall be $1,000 per meeting, while the fee for telephonic attendance shall be $500 per meeting.  The fees payable to non-employee directors are subject to an overall limitation of $30,000 per annum on cash compensation payable to any individual director.  The Chairman of the Board will not be paid any additional fees for serving in such role, but will still qualify for fees based on attendance at meetings.

The affirmative vote of the holders of a majority of the Ordinary Shares present in person or represented by proxy at the Annual Meeting and voting thereon is required to approve the above–described compensation for the Company’s non-employee directors.

RECOMMENDATION: THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE ABOVE COMPENSATION TO NON-EMPLOYEE DIRECTORS OF THE COMPANY.

PROPOSAL 3 - APPROVAL OF THE GRANT OF RESTRICTED ORDINARY SHARES TO NON-EMPLOYEE DIRECTORS OF THE COMPANY

The Company’s success depends to a significant extent on the past, present and future performance of its non-employee directors. The loss of the services of such non-employee directors could have an adverse effect on the Company. In recognition of the importance of these non-employee directors to the Company, the Board of Directors and its Compensation and Audit Committees are recommending (subject to the approval of the shareholders of the Company) an award of 2,250 restricted Ordinary Shares to be granted to each of our non-employee directors (other than the Chairman of the Board of Directors, who has waived such entitlement).

The affirmative vote of the holders of a majority of the Ordinary Shares present in person or represented by proxy at the Annual Meeting and voting thereon is required to approve the above-described grant of restricted Ordinary Shares to the Company’s non-employee directors.

RECOMMENDATION: THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” APPROVAL OF THE GRANT OF RESTRICTED ORDINARY SHARES AS DESCRIBED ABOVE TO THE NON-EMPLOYEE DIRECTORS OF THE COMPANY.

PROPOSAL 4 – APPROVAL OF COMPENSATION PAYABLE TO THE CHIEF EXECUTIVE OFFICER OF THE COMPANY WHO ALSO SERVES AS A DIRECTOR OF THE COMPANY

Under the Companies Law, shareholders must approve all compensation and fees paid or to be paid by the Company to any of its directors, regardless of the specific additional capacity in which a director may serve.

At the Annual Meeting, the shareholders will be asked to authorize the Compensation Committee and Audit Committee of the Board of Directors, and the Board of Directors, to establish the annual compensation of Reuven Ben Menachem who serves as both the Chief Executive Officer and a director of the Company and to approve the proposed compensation terms described below for fiscal year 2009 and future periods.

Mr. Ben Menachem’s proposed base annual salary shall be an amount which may not exceed $350,000 per annum; proposed other annual benefits, bonuses and incentives payable to or on behalf of Mr. Ben Menachem may not exceed $350,000 per annum (which amount has not increased from the sums approved by the Company’s shareholders in 2007); and proposed equity awards consisting of stock option grants may not exceed 100,000 options per annum.

If this Proposal 4 is approved by the shareholders of the Company, stock options (if granted) will have an exercise price equal to the fair market value of the underlying Ordinary Shares on the date on which they are granted, without further shareholder approval. The terms of the stock options will be governed by the Company’s 2005 International Share Option and Restricted Share Plan or its 2005 Israeli Share Option and Restricted Share Plan (as appropriate) (the "2005 Stock Plans").

Under the proposal, the Board of Directors will have discretion in awarding options to Mr. Ben Menachem, subject to the above maximum amount per annum.

The affirmative vote of the holders of a majority of the Ordinary Shares present in person or represented by proxy at the Annual Meeting and voting thereon is required to approve the above-described compensation for Mr. Ben Menachem.

RECOMMENDATION: THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” APPROVAL OF THE COMPENSATION PAYABLE TO MR. BEN MENACHEM.

PROPOSAL 5 – APPROVAL OF COMPENSATION PAYABLE TO PETER RADCLIFFE, WHO SERVES AS A DIRECTOR OF THE COMPANY, FOR CONSULTING SERVICES PERFORMED FOR OUR SUBSIDIARY, ACCOUNTIS LTD.

Under the Companies Law, shareholders must approve all compensation and fees paid or to be paid by the Company to any of its directors regardless of the specific additional capacity in which a director may serve.

At the Annual Meeting, the shareholders will be asked to authorize the Audit Committee of the Board of Directors, and the Board of Directors, to establish the annual compensation of Peter Radcliffe, who serves as a director of the Company and who also provides certain consulting services to the Company’s Accountis Ltd. subsidiary, subject to the maximum amount described below. The compensation terms described below are to be approved for fiscal year 2009 and future periods.

Mr. Radcliffe functions as the executive chairman of Accountis.  In this capacity, he provides valuable services related to strategic planning as well as in helping to identify opportunities for Accountis to provide new services by way of strategic acquisition or otherwise.  The maximum annual compensation payable to Mr. Radcliffe for such services shall be £100,000.

The affirmative vote of the holders of a majority of the Ordinary Shares present in person or represented by proxy at the Annual Meeting and voting thereon is required to approve the above-described compensation for Mr. Radcliffe.

RECOMMENDATION: THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” APPROVAL OF THE COMPENSATION PAYABLE TO MR. RADCLIFFE.

PROPOSAL 6 – APPROVAL OF APPOINTMENT OF AUDITORS FOR 2009 AND AUTHORIZATION OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS TO SET THE REMUNERATION FOR SUCH AUDITORS

Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu, Independent Registered Public Accounting Firm, audited the consolidated financial statements of the Company for the fiscal year ended December 31, 2008 contained in the Company’s Annual Report for such year.  The audit services consisted of the firm’s audit of and report on such consolidated financial statements of the Company and other matters consistent with the Sarbanes Oxley Act of 2002 and the rules and regulations promulgated by the Securities and Exchange Commission.

Based upon the recommendation of the Audit Committee of the Company’s Board of Directors, the Board of Directors has once again appointed Brightman Almagor & Co as auditors for the Company for the fiscal year ending December 31, 2009 and is seeking ratification by the Company's shareholders for such appointment.

The Board of Directors is seeking (i) the approval of the shareholders, as required by the Companies Law, for the appointment of Brightman Almagor & Co. as the independent auditors of the Company for the fiscal year ending December 31, 2009, and (ii) the authorization of the shareholders for the Audit Committee of the Board of Directors to enter into an agreement to pay the fees of Brightman Almagor & Co. as independent auditors of the Company on terms customary for the Israeli market, as will be finalized by the Audit Committee.

The affirmative vote of the holders of a majority of the Ordinary Shares present in person or represented by proxy at the Annual Meeting and voting thereon is required for approval of the appointment of Brightman Almagor & Co. as independent auditors of the Company and to authorize the Audit Committee of the Board of Directors to enter into an agreement with Brightman Almagor & Co. with respect to the fees for its services.

RECOMMENDATION: THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” (I) THE APPROVAL OF THE APPOINTMENT OF BRIGHTMAN ALMAGOR & CO. AS THE INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2009, AND (II) THE AUTHORIZATION OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS TO ENTER INTO AN AGREEMENT TO PAY THE FEES OF BRIGHTMAN ALMAGOR & CO. AS INDEPENDENT AUDITORS OF THE COMPANY.

ADDITIONAL MATTERS FOR DISCUSSION:
CONSIDERATION OF THE CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY FOR THE YEAR ENDED DECEMBER 31, 2008

At the Annual Meeting, the Board of Directors will review our management’s report on the business of the Company for the year ended December 31, 2008, as presented in the Company’s Annual Report for the year ended December 31, 2008, and will answer appropriate questions relating thereto.

OTHER BUSINESS

The Board of Directors of the Company at present knows of no other business to be brought before the Annual Meeting other than those items mentioned in the attached Company’s Notice of Annual Meeting of Shareholders.  If any other matters do properly come before the Annual Meeting, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

                      By Order of the Board of Directors,

                      Joseph J. Aulenti
                      Executive Vice President, General Counsel and Secretary

Ramat-Gan, Israel
November 20, 2009

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